Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271193

Prospectus Supplement No. 5

(to Prospectus dated April 20, 2023)

UPHEALTH, INC.

9,000,000 Shares of Common Stock

This prospectus supplement (this “Supplement No. 5”) relates to the prospectus dated April 20, 2023 (as amended from time to time, the “Prospectus”), related to the resale from time to time by the selling stockholder named in the Prospectus or its permitted transferees (the “Selling Stockholder”) of up to 9,000,000 shares of the common stock, par value $0.0001 per share (“Common Stock”), of UpHealth, Inc., a Delaware corporation (the “Company”), consisting of (i) 1,650,000 shares of Common Stock that have been issued to the Selling Stockholder, (ii) 3,000,000 shares of Common Stock that are issuable upon the exercise of the Series A Warrant (as defined in the Prospectus) acquired by a certain accredited investor (the “Purchaser”), (iii) 3,000,000 shares of Common Stock that are issuable upon the exercise of the Series B Warrant (as defined in the Prospectus) acquired by the Purchaser, and (iv) 1,350,000 shares of Common Stock that are issuable upon the exercise of the Pre-Funded Warrant (as defined in the Prospectus) acquired by the Purchaser, which were issued in a private placement pursuant to the terms of the Securities Purchase Agreement (as defined in the Prospectus).

The purpose of this Supplement No. 5 is to update and supplement the information in the Prospectus with respect to the information contained in the following reports of the Company:

•	The Company’s Current Report on Form 8-K as filed with the SEC on February 15, 2024, which is attached hereto.

This Supplement No. 5 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement No. 5 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement No. 5, you should rely on the information in this Supplement No. 5.

Our Common Stock is currently listed on the New York Stock Exchange (“NYSE”), however, the NYSE has commenced delisting proceedings in respect of our Common Stock, as previously reported in the Company’s Current Report on Form 8-K filed with the SEC on December 13, 2023, and has suspended trading pending the completion of such proceedings. As a result, our Common Stock commenced trading in the over-the-counter market on December 12, 2023 under the trading symbol “UPHL.” The Company on December 26, 2023 filed an appeal with the NYSE that the Common Stock remain listed on the NYSE and requested a hearing before the NYSE Regulatory Oversight Committee’s Committee for Review. On January 12, 2024, the NYSE granted the Company’s request for a hearing, which is expected to take place on April 17, 2024.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties that are described under the heading “Risk Factors” beginning on page 8 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this Supplement No. 5 or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

February 9, 2024

Date of Report (date of earliest event reported)

UpHealth, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38924	83-3838045
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14000 S. Military Trail, Suite 203

Delray Beach, FL 33484

(Address of principal executive offices, including zip code)

(888) 424-3646

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	UPH(1)	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

(1)

On December 11, 2023, UpHealth, Inc. (the “Company”) received written notice from the staff of NYSE Regulation that it has commenced proceedings to delist the common stock, par value $0.0001 per share, of the Company (ticker symbol: UPH) (the “Common Stock”), from the New York Stock Exchange (“NYSE”), and suspended trading in the Common Stock pending the completion of such proceedings. As a result, effective December 12, 2023, the Common Stock is trading in the over-the-counter market under the symbol “UPHL”. The Company timely filed an appeal of this determination with the NYSE and requested a hearing before the NYSE Regulatory Oversight Committee’s Committee for Review (“CFR”). On January 12, 2024, the NYSE granted the Company’s request for a hearing, which is expected to take place on April 17, 2024.

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed in the Current Report on Form 8-K filed by UpHealth, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2023 (the “November 20 Current Report”), on November 16, 2023, the Company and its wholly-owned subsidiary, Cloudbreak Health, LLC, a Delaware limited liability company (“Cloudbreak”), entered into a membership interests purchase agreement (as it may be amended from time to time in accordance with its terms, the “Purchase Agreement”) with Forest Buyer, LLC, a Delaware limited liability company (“Forest Buyer”) and an affiliate of GTCR LLC, a leading private equity firm, pursuant to which the Company has agreed to sell all of the outstanding equity interests of Cloudbreak and the wholly-owned subsidiaries of Cloudbreak to Forest Buyer for $180.0 million in cash, subject to certain adjustments for closing indebtedness, net working capital, cash and unpaid transaction expenses related to the transactions contemplated by the Purchase Agreement (the “Sale” and all of the transactions contemplated by the Purchase Agreement, as more fully described in the Company’s Proxy Statement (as defined below) collectively, the “Transactions”). The Transactions are expected to close (the “Closing”) on the date that is the third business day following receipt of the approval of the Company’s stockholders in favor of the Sale at the Company’s special meeting of stockholders to be held on February 29, 2024 for the purpose of approving the Sale pursuant to the Purchase Agreement (the “Special Meeting”) and the satisfaction or waiver of each of the other conditions to Closing, but in no event prior to March 15, 2024, unless consented to in writing by the Company and Buyer (such date, the “Closing Date”).

Furthermore, as previously disclosed in the November 20 Current Report, in connection and concurrently with the entry into the Purchase Agreement, the Company, Cloudbreak and Forest Buyer entered into a transaction support agreement, dated as of November 16, 2023 (as it may be amended, modified, or supplemented from time to time, including any exhibits, schedules, or annexes thereto, the “Transaction Support Agreement”), with certain beneficial holders of the Company’s Variable Rate Convertible Senior Secured Notes due 2025 (“2025 Notes”) (being the holders of at least 69% of the 2025 Notes, the “Consenting 2025 Noteholders”) and certain beneficial holders of the Company’s 6.25% Convertible Senior Notes due 2026 (“2026 Notes”) (being the holders of at least 88% of the 2026 Notes, the “Consenting 2026 Noteholders”, and together with the Consenting Senior Secured Noteholders, the “Consenting Noteholders”), pursuant to which the parties thereto agreed, among other things, to support the Purchase Agreement and the Transactions, including the Sale, and to enter into and effect the Supplemental Indentures (as defined below) in connection with the offers to repurchase the 2025 Notes and the 2026 Notes in accordance with the terms of the applicable Indenture as a result of any or all of the Transactions constituting a Fundamental Change (as such term is defined in each of the Indentures) under the applicable Indenture (each, a “Fundamental Change Repurchase Offer”) to be made by the Company pursuant to the terms of the Transaction Support Agreement.

Supplemental Indentures

On February 9, 2024, in accordance with the terms of the Purchase Agreement and the Transaction Support Agreement, the Company entered into a supplemental indenture and amendment to security and pledge agreement, dated as of February 9, 2024 (the “First Lien Supplemental Indenture and Amendment to Security Agreement”), which amends the terms of the indenture, dated as of August 18, 2022, by and among the Company, the Guarantors (as defined below) party thereto and Wilmington Trust, National Association (“Wilmington Trust”), in its capacity as trustee and collateral agent thereunder, relating to the 2025 Notes (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to the First Lien Supplemental Indenture and Amendment to Security Agreement as described below, the “First Lien Indenture”), and the security and pledge agreement, dated as of August 18, 2022, by and among the Company, the Guarantors from time to time party thereto and Wilmington Trust, as collateral agent, relating to the 2025 Notes (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to the First Lien Supplemental Indenture and Amendment to Security Agreement as described below, the “First Lien Security Agreement” and together with the First Lien Indenture, the “First Lien Documents”). The First Lien Supplemental Indenture and Amendment to Security Agreement amends the terms of the First Lien Indenture to, among other things, (a) provide for certain changes to certain of the definitions in the First Lien Indenture, including “Permitted Indebtedness”, “Permitted Investments”, “Permitted Liens”, “Asset Sale”, “Excluded Subsidiary” and “Significant Subsidiary”; (b) provide for certain modifications to covenants of the Company and certain changes with respects to events of default; (c) provide a carveout for the Sale from the terms of the First Lien Indenture with respect to mergers and sale transactions; (d) delete the rule prohibiting repurchases in connection with a Fundamental Change arising from the Sale at the time the 2025 Notes have been accelerated, and (e) modify the provisions in respect of repurchases of 2025 Notes as a result of a Fundamental Change for the Consenting 2025 Noteholders in respect of the Sale to account for a multi-step process for the repurchase of the 2025 Notes (i.e., to require a repurchase offer at Closing and in connection with subsequent paydowns with the proceeds of released funds from certain segregated escrow accounts to be established prior to the Closing pursuant to one or more escrow agreements in a customary form to be agreed upon as provided under the Purchase Agreement by Forest Buyer, the Company, the Required Noteholders (as defined in the Proxy Statement) and an escrow agent), in each case, at a 5.00% premium to the principal amount of such 2025 Notes pursuant to the terms of the Transaction Support Agreement.

Furthermore, the First Lien Supplemental Indenture and Amendment to Security Agreement amends the terms of the First Lien Security Agreement to (i) reduce the deadline for timely performance of certain covenants by the Company and the Guarantors from 20 business days to 7 business days, and (ii) provide that in the event the collateral agent exercises certain voting and other rights in respect of the capital stock and other securities of the Guarantors upon the occurrence or during the continuation of an event of default under the First Lien Indenture, the collateral agent’s notice to a Guarantor may be provided concurrently with such exercise.

In addition, on February 9, 2024, in accordance with the terms of the Purchase Agreement and the Transaction Support Agreement, the Company entered into a supplemental indenture (the “Second Lien Supplemental Indenture” and together with the First Lien Supplemental Indenture, the “Supplemental Indentures”) to the indenture, dated June 9, 2021, by and between the Company and The Bank of New York Mellon Trust Company, N.A. (“BNY Mellon”), in its capacity as successor trustee and as collateral agent thereunder (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to the Second Lien Supplemental Indenture and the Second Lien Security Agreement as described below, the “Second Lien Indenture” and together with the First Lien Indenture, the “Indentures”), the terms of which amend the Second Lien Indenture to, among other things, (a) add each subsidiary of UpHealth, other than Glocal Healthcare Systems Private Limited, UPH Digital Health Services Private Limited and any subsidiary of UpHealth that is, as of the date of the Supplemental Indentures, a debtor or debtor in possession in any bankruptcy proceeding, including the Chapter 11 Proceedings (as defined below) (collectively, the “Guarantors”), as a guarantor of the obligations under the 2026 Notes pursuant to the Second Lien Indenture; (b) cause UpHealth and the Guarantors to grant a second-priority security interest on the same collateral that secures the 2025 Notes; (c) in connection with those items described in clauses (a) and (b) above, incorporate provisions similar to those in the First Lien Indenture, including with respect to covenants and events of default, as previously disclosed by the Company and as modified by the First Lien Supplemental Indenture; and (d) provide a carveout for the Sale from the terms of the Second Lien Indenture with respect to mergers and sale transactions.

Pursuant to the terms of the Second Lien Indenture, the 2026 Notes are secured by a second-priority lien, subject only to certain permitted liens, in substantially all assets of the Company and the Guarantors, subject to customary exclusions, pursuant to a security and pledge agreement, dated as of February 9, 2024 (as it may be amended, modified, or supplemented from time to time, the “Second Lien Security Agreement” and together with the Second Lien Indenture, the “Second Lien Documents”), by and among the Company, the Guarantors and BNY Mellon, as collateral agent on behalf of the 2026 Noteholders.

At any time when the Company and its subsidiaries receive Net Proceeds (as defined in the Second Lien Indenture) from an Asset Sale (as defined in the Second Lien Indenture), so long as the 2025 Notes have been repaid in full or to the extent the Company’s Fundamental Change Repurchase Offer in respect of the 2025 Notes has been declined by the holders of the 2025 Notes then outstanding, the Company will make an offer (an “Asset Sale Offer”) to all 2026 Noteholders to repurchase 2026 Notes for an aggregate amount of cash equal to 100.0% of such Net Proceeds (excluding, for the avoidance of doubt, any Net Proceeds previously applied to the repurchase of any 2025 Notes or 2026 Notes pursuant to any preceding Asset Sale Offer), at a repurchase price per 2026 Note equal to 100.0% of the principal amount thereof, plus accrued and unpaid interest, if any, plus any remaining amounts that would be owed to, but not excluding, the Maturity Date.

In addition, each party to the Supplemental Indentures has expressly agreed that the Supplemental Indentures will be deemed not to affect any rights or obligations of any subsidiary of the Company that is, as of the date of the Supplemental Indentures, a debtor or debtor in possession in any bankruptcy proceeding, including the chapter 11 proceedings pending before the United States Bankruptcy Court for the District of Delaware under caption In re UpHealth Holdings, Inc., Case No. 23-11476-LSS (the “Chapter 11 Proceedings”).

In accordance with the terms of the Indentures, the Company received consents to the Supplemental Indentures from the holders of $43,357,000 in aggregate principal amount of 2025 Notes, representing approximately 75.76% of the aggregate principal amount of the outstanding 2025 Notes, and the holders of $86,329,000 in aggregate principal amount of 2026 Notes, representing approximately 75.07% of the aggregate principal amount of the outstanding 2026 Notes.

The amendments set forth in the Supplemental Indentures will become effective as of the date upon which the Company has paid all reasonable costs and expenses, disbursements and advances incurred or made by Wilmington Trust and BNY Mellon, respectively, in connection with the Supplemental Indentures to the extent due and payable pursuant to the terms of the First Lien Documents and the Second Lien Supplemental Indenture, respectively. As previously disclosed by the Company in the November 20 Current Report, pursuant to the terms of the Transaction Support Agreement, the Supplemental Indentures may not be amended, modified or terminated in a manner that is material and adverse to Forest Buyer without its prior written consent.

In connection with the entry into the Supplemental Indentures, on February 9, 2024, Wilmington Trust, in its capacity as trustee and collateral agent on behalf of the 2025 Noteholders, and BNY Mellon, in its capacity as successor trustee and collateral agent on behalf of the 2026 Noteholders, entered into an intercreditor agreement, dated as of February 9, 2024, and acknowledged by the Company and the Guarantors (the “Intercreditor Agreement”), the terms of which, among other things, confirm the relative priority of their respective Liens (as defined in the applicable Indenture) in the Collateral (as defined in the applicable Indenture) and provide for the application, in accordance with such priorities, of proceeds of such Collateral.

The foregoing description of the First Lien Supplemental Indenture and Amendment to Security Agreement, the Second Lien Supplemental Indenture, and the Second Lien Security Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the full text of the First Lien Supplemental Indenture and Amendment to Security Agreement, the Second Lien Supplemental Indenture, and the Second Lien Security Agreement, which are filed with this Current Report on Form 8-K (this “Current Report”) as Exhibits 4.1, 4.2 and 4.3, respectively, and the terms of which are incorporated herein by reference.

Waivers and Rescission Agreements

In connection with the entry into the Supplemental Indentures, on February 9, 2024, in accordance with the terms of the Purchase Agreement and the Transaction Support Agreement, the Company, Cloudbreak and the Consenting 2025 Noteholders entered into a waiver and rescission agreement, dated as of February 9, 2024 (the “Waiver and Recission Agreement”), pursuant to which the Consenting 2025 Noteholders have agreed to waive, with respect to the Company and Cloudbreak, the specified events of default under the First Lien Indenture resulting from the commencement of the Chapter 11 Proceedings (the “2025 Indenture Events of Default”) and rescind, with respect to the Company and Cloudbreak, the automatic acceleration of the 2025 Notes resulting from the occurrence of the 2025 Indenture Events of Default (the “2025 Notes Acceleration”). The Waiver and Recission Agreement will become effective upon the payment by the Company of all reasonable costs and expenses incurred by the Consenting 2025 Noteholders in connection therewith.

Furthermore, on February 9, 2024, in accordance with the terms of the Purchase Agreement and the Transaction Support Agreement, the Company and the Consenting 2026 Noteholders entered into a waiver agreement, dated as of February 9, 2024 (the “Waiver Agreement” and together with the Waiver and Recission Agreement, the “Waivers and Rescission Agreements”), pursuant to which the Consenting 2026 Noteholders have agreed to waive, with respect to the Company and Cloudbreak, the specified events of default under the Second Lien Indenture resulting from the 2025 Notes Acceleration and the commencement of the Chapter 11 Proceedings (the “2026 Indenture Events of Default”). The Waiver Agreement will become effective upon the payment by the Company of all reasonable costs and expenses incurred by the Consenting 2026 Noteholders in connection therewith.

Upon the effectiveness of the Waivers and Rescission Agreements and until the earlier of (i) the completion of the Company’s initial Fundamental Change Repurchase Offer in respect of the 2026 Notes or (ii) the termination of the Transaction Support Agreement in accordance with the terms thereof, each of the Consenting Noteholders has agreed not to consent to, execute or otherwise participate in any way in any declaration of acceleration of the principal amount of the 2025 Notes and 2026 Notes (as applicable) as a result of the failure of the Company to issue a Fundamental Change Company Notice (as defined in the applicable Indenture) or to conduct or consummate a Fundamental Change repurchase pursuant to Article 15 of the Indenture, in each case, in the event that the Company’s common stock, par value $0.0001 per share, ceases to be listed on a national securities exchange (the “Delisting Fundamental Change”).

The foregoing description of the Waiver and Rescission Agreement and the Waiver Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Waiver and Rescission Agreement and the Waiver Agreement, which are filed with this Current Report as Exhibits 4.4 and 4.5, respectively, and the terms of which are incorporated herein by reference.

Item 3.03	Material Modification to Rights of Security Holders.

The information contained in, or incorporated into, Item 1.01 above is incorporated herein by reference.

Item 8.01	Other Events.

The information contained in, or incorporated into, Items 1.01 and 3.03 above is incorporated herein by reference.

Supplement to the Proxy Statement

On January 24, 2024, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) for the solicitation of proxies in connection with the upcoming Special Meeting to consider and vote on the proposed Sale of Cloudbreak as described in the Proxy Statement.

The Company has decided to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about the Supplemental Indentures and the Waivers and Recission Agreements. There is no change to the date, location, record date or any of the proposals to be acted upon at the Special Meeting.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the January 24, 2024 record date can vote, even if they have subsequently sold their shares.

A copy of the Proxy Supplement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the hearing before the CFR, including its timing, the Company’s ability to demonstrate compliance with the listing requirements of the NYSE, the delisting of the Common Stock from the NYSE in the event the Company’s appeal is unsuccessful, the trading of the Company’s Common Stock in the over-the-counter market, obtaining customary stockholder approval of the Sale, the closing, including its timing, of the Sale, the use of proceeds of the Sale, the projected operation and financial performance of the Company and its various subsidiaries, its product offerings and developments and reception of its product by customers, and the Company’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future revenue and the business plans of the Company’s management team. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this Current Report are based on certain assumptions and analyses made by the management of the Company considering their respective experience and perception of historical trends, current conditions, and expected future developments and their potential effects on the Company as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting the Company will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the outcome of the CFR hearing and whether the CFR will grant the Company’s request for continued listing, whether the Company will be able to regain and sustain compliance with the continued listing standards of the NYSE or comply with the initial listing standards of another national securities exchange, the closing conditions for the sale of Cloudbreak not being satisfied, the ability of the parties to close the sale on the expected Closing Date or at all, the ability of the Company to service or otherwise pay its debt obligations, including to holders of the Company’s convertible notes, the mix of services utilized by the Company’s customers and such customers’ needs for these services, market acceptance of new service offerings, the ability of the Company to expand what it does for existing customers as well as to add new customers, uncertainty with respect to how the International Court of Arbitration or the Indian courts shall decide various matters that are before them or that the board of directors of Glocal Healthcare Systems Private Limited (“Glocal”) will act in compliance with its fiduciary duties to Glocal’s shareholders, that the Company will have sufficient capital to operate as anticipated, and the impact that the novel coronavirus and the illness, COVID-19, that it causes, as well as government responses to deal with the spread of this illness and the reopening of economies that have been closed as part of these responses, may have on the Company’s operations, the demand for the Company’s products, global supply chains and economic activity in general. Should one or more of these risks or uncertainties materialize or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether because of new information, future events, or otherwise, except as may be required under applicable securities laws.

Additional Information and Where to Find It

In connection with the proposed sale of Cloudbreak, the Company has filed with the SEC on January 24, 2024 and furnished to the Company’s stockholders a definitive proxy statement on Schedule 14A. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT (IF ANY) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SALE OF CLOUDBREAK AND THE PARTIES TO THE PROPOSED SALE OF CLOUDBREAK. Investors and stockholders may obtain a free copy of documents filed by the Company with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders may obtain a free copy of the Company’s filings with the SEC from the Company’s website at http://investors.uphealthinc.com.

Participants in the Solicitation

The Company and certain of its directors, executive officers, and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies from stockholders of the Company in favor of the proposed sale of Cloudbreak. Information about directors and executive officers of the Company is set forth in the definitive proxy statement for the Company’s Annual Meeting, as filed with the SEC on Schedule 14A on December 12, 2023. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation is also included in the definitive proxy statement, as filed with the SEC on Schedule 14A on January 24, 2024, with respect to the proposed sale of Cloudbreak that the Company has furnished to the Company’s stockholders.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

4.1†	First Supplemental Indenture and Amendment to Security Agreement, dated as of February 9, 2024, by and among UpHealth, Inc., the Guarantors and Wilmington Trust, National Association, a national banking association, as trustee and as collateral agent.

4.2†	First Supplemental Indenture, dated as of February 9, 2024, by and among UpHealth, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as successor trustee and as collateral agent.

4.3†	Security Agreement, dated as of February 9, 2024, by and among UpHealth, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as collateral agent.

4.4	Waiver and Rescission Agreement, dated as of February 9, 2024, by and among UpHealth, Inc., Cloudbreak Health, LLC and the Consenting 2025 Noteholders.

4.5	Waiver Agreement, dated as of February 9, 2024, by and among UpHealth, Inc. and the Consenting 2026 Noteholders.

99.1	Proxy Supplement, dated as of February 15, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish a copy of the omitted exhibits and schedules to the SEC on a supplemental basis upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 2024	UPHEALTH, INC.

By:	/s/ Martin S. A. Beck
Name:	Martin S. A. Beck
Title:	Chief Executive Officer